

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 18, 2010

Mr. Steve Bergstrom
Chief Executive Officer
Silver Hill Mines, Inc.
2802 South Man O'War
Veradale, WA 99037

> **Re: Silver Hill Mines, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2009**
> **Filed April 6, 2010**
> **File No. 000-53236**

Dear Mr. Bergstrom:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Directors, Executive Officers, and Corporate Governance,
Page 14

1.   In future filings, please discuss the specific experience, qualifications, attributes or skills of directors that led to the conclusion that they should be directors of the company. See Item 401(e) of Regulation S-K. Please provide us with your proposed disclosure, based on your current board of directors.

<u>Certain Relationships and Related Transactions and Director Independence, page 19</u>

2.   Please file the April 7, 2007 legal engagement agreement with Mr. Wilson as an exhibit with your next periodic report.

<u>Signatures</u>

3.   Please have Mr. Bergstrom sign in his personal capacities as Chief Executive Officer and Chief Financial Officer in future filings. Also, please advise us if Mr. Bergstrom serves as your Chief Accounting Officer. If so, please have him sign in this capacity in future filings. See General Instruction D to Form 10-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

                                Sincerely,

                                John Reynolds
                                Assistant Director